UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant's name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a press release dated September 16, 2009 of Aries Maritime Transport Limited announcing that it has entered into a Securities Purchase Agreement with Grandunion Inc.

Exhibit 1

Company Contact:
Ioannis Makris
Chief Financial Officer
Aries Maritime Transport Limited
(011) 30 210 8983787

Aries Maritime Transport Limited Announces
Agreement with Grandunion Inc.
Providing for Change of Control and Management

ATHENS, GREECE, September 16, 2009 – Aries Maritime Transport Limited (NASDAQ: RAMS) (the "Company") announced today that it has entered into a Securities Purchase Agreement with Grandunion Inc., a company controlled by Michail S. Zolotas and Nicholas G. Fistes, pursuant to which the Company has agreed to issue 18,977,778 common shares to Grandunion in exchange for three capesize drybulk carriers.

Rocket Marine Inc., a company controlled by Mons Bolin and Captain Gabriel Petridis, each a current director of the Company, has agreed to enter into a voting agreement with Grandunion in exchange for 2,666,667 common shares of Aries Maritime.  Under the voting agreement, the controlling persons of Rocket Marine will agree to cause Rocket Marine to vote its common shares of the Company in accordance with instructions from Grandunion on all matters to be considered and voted upon by the Company's shareholders.  Following the closing of the share issuance to Grandunion and the transfer by Grandunion of 2,666,667 common shares to Rocket Marine, Grandunion will own approximately 34.2% and Rocket Marine will own approximately 36.8% of the Company's total outstanding common shares.  Through the voting agreement, Grandunion will control the vote of 71% of the Company's shares.

In connection with the transactions contemplated by the agreements:

•	The Company will increase the size of its board to seven members, composed of:

o	Mr. Nicholas G. Fistes, as non-executive Chairman;

o	Mr. Michail S. Zolotas, as executive director and President;

o	Mr. Allan L. Shaw, as executive director and Chief Financial Officer;

o	Messrs. Masaaki Kohsaka, Spyros Gianniotis and Apostolos Tsitsirakis as non-executive directors; and

o	Mr. Panagiotis Skiadas, a current director, who will remain on the board as a non-executive director.

•
Investment Bank of Greece has committed to purchase $145 million in aggregate principal amount of 7% senior unsecured convertible notes due 2014 (the "Convertible Notes"), convertible into common shares at a conversion price of $0.75 per share.  The proceeds of the Convertible Notes are expected to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness.

•	The Company's existing syndicate of lenders has entered into a commitment letter to refinance the Company's existing fully revolving credit facility.

One of the capesize vessels, the 1992-built M/V CHINA, will be employed on a time charter with Deiulemar Shipping Societa con Unico Socio S.P.A. through April 2016 at a net daily rate of $12,588.  The 1995-built M/V BRAZIL will be employed on a time charter with TMT Bulk Co., Ltd. through December 2014, with the charterer's option to extend or shorten the duration by 60 days, at a net daily rate of $28,598 for the first two years and a net daily rate of $25,830 for the remaining period, in each case plus a 50% index-based profit sharing arrangement.  The third vessel, the 1993-built M/V AUSTRALIA will be employed on a time charter with TMT Bulk Corp. for a minimum of 11 months and a maximum of 13 months at net daily rate of $26,838.

The Securities Purchase Agreement is subject to a number of conditions, including but not limited to (1) the entry into definitive agreements for the issuance of the Convertible Notes and the closing of that transaction; (2) the entry into definitive agreements with the Company's existing syndicate of lenders for the refinancing of the Company's existing credit facility; and (3) the absence of any event reasonably likely to have a material adverse effect on the Company or the three capesize drybulk carriers.

Jeff Parry, Chief Executive Officer, commented, "We are pleased to have entered into the agreement with Grandunion. This agreement serves as an important milestone as we continue to make notable progress towards completing this strategic transaction. By expanding our fleet with the addition of three capesize vessels, Aries will enter a new asset class to take advantage of the global demand for core drybulk commodities. With all three vessels locked away on medium to long-term time charters, we expect to strengthen our fixed revenue streams and increase the Company's future earnings potential for the benefit of shareholders."

Mr. George Xiradakis, the Chairman of the Special Committee appointed by the Board of Directors to evaluate the proposed transaction, commented, "We are satisfied after consulting with our advisors that the existing shareholders will benefit from the proposed transaction, and we appreciate the dedicated efforts of our banking syndicate with regard to the restructuring of our facility. We believe the new management along with the combination of new assets, convertible notes proceeds and a restructured bank loan will allow Aries Maritime to prosper."

Investors are urged to read the Company's Form 6-K to be filed with the U.S. Securities and Exchange Commission which contains important information concerning certain conditions under which the Securities Purchase Agreement may be terminated as well as information concerning related agreements to be entered into in connection with the transactions contemplated by the Securities Purchase Agreement.  The Company expects to complete the transactions contemplated by the Securities Purchase Agreement by September 30, 2009.

About Aries Maritime Transport Limited
Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of two container vessels in capacity of 2,917 TEU each. Four of the Company's 11 vessels are secured on period charters. Charters for two of the Company's products tanker vessels currently have profit-sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as "forward-looking statements."  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, inability to complete the transaction with Grandunion Inc., default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: September 16, 2009	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0004 1030448